Dear Shareholders:

I am pleased to report that 2012 marked the eighth consecutive year of accretive growth by Endeavour Silver, setting new records for financial, operational, and sustainability performance.

We grew our silver and gold production once again, thanks to the strategic acquisition of the El Cubo mine, another year of strong organic growth at the Bolañitos mine, and steady output from the Guanaceví mine. Silver production increased 20 percent, to nearly 4.5 million ounces, and our gold output escalated 77 percent, to more than 38,000 ounces. As a result, Endeavour graduated to the ranks of mid-tier primary silver producers in the fourth quarter of 2012.

Endeavour delivered yet another year of record earnings, cash flow, and revenues in 2012, notwithstanding lower precious metal prices. Net earnings jumped 124 percent compared to 2011, to $42.1 million, or $0.45 per share, operating cash flow rose 32 percent, to $114.4 million, and revenue climbed 63 percent, to $208.1 million. Our cash cost of production drifted higher in 2012, due to the recently acquired high-cost El Cubo mine, but remained below the median for the silver mining sector, thus preserving a robust operating profit margin.

In 2012, we completed two mine expansions on time and budget. We expanded the Bolañitos mine 60 percent, to 1,600 tonnes per day, and grew the Guanaceví mine 20 percent, to 1,400 tonnes per day. With metal and stock prices down substantially from their 2011 highs, and with a strong cash position built from rising free cash flows in recent years, Endeavour’s management recognized the opportunity to acquire another potential growth asset in El Cubo, now our third operating silver mine.

Endeavour’s business model is a bit different than most in the mining sector. We evaluate historic districts and buy old mines that are struggling to survive, but have substantial untested potential for the discovery of new ore-bodies. El Cubo very much follows that model, with two important exceptions: unlike Guanaceví and Bolañitos, which were operating at very low rates and had no reserves or resources, El Cubo already qualified as a new core asset, producing 1,000 tonnes per day, and it already had a long mine life in terms of reserves and resources.

We launched a two-step strategy last year to unfold El Cubo’s full potential. As we had with our other mines, we identified areas for improvement within the operation, and initiated an action plan to turn it around over the next two years. Concurrently, we identified geological targets, and commenced an aggressive exploration program to discover high-grade ore-bodies, develop new underground mines, and expand the mines organically each year. Both initiatives are now well underway at El Cubo.

Our exploration team also enjoyed a great year in 2012. They delineated a new high-grade silver-gold discovery in the Milache area at Guanaceví, drilled out a new high-grade silver-gold ore-body in the Lana vein at Bolañitos, and discovered a new high-grade silver-gold mineralized zone in the Terronera vein at San Sebastián. We also acquired three attractive new exploration projects in Mexico and Chile.

As a result, proven and probable silver reserves grew by 37 percent, to 23.1 million ounces, and proven and probable gold reserves more than tripled, to 222,300 ounces. Measured and indicated silver resources rose by 62 percent, to 58.8 million ounces, while measured and indicated gold resources almost doubled, to 524,800 ounces. Inferred silver resources were up by 74 percent, to 61.1 million ounces, and inferred gold resources were up by 182 percent, to 520,400 ounces.

Part of Endeavour’s success is due to our philosophy of continuous improvement. We developed this approach early on with the acquisition of the Guanacevi mine in 2004. Guanacevi taught us to rely on common sense and first principles in making daily decisions about what to do and how to do it in order to survive, grow and prosper. Acting with integrity, trying our best, paying attention to detail, questioning what we do and how we do it, all lead to a process of continuous improvement in our operations. Our track record for accretive growth is very much driven by our asking ourselves each year how we can make Endeavour bigger and better.

Our drive for continuous improvement permeates the organization. It fuels our search for new discoveries, reserves and resources, drives our efforts to expand production and profitability, and stokes our desire to improve our performance in safety, health, education, the environment and communities. By focusing on continuous improvement, we aim to improve standards of living for shareholders, employees, and the communities in which we work. We are motivated to make a positive difference in people’s lives.

Endeavour’s sustainability programs made great strides in 2012. We improved our safety policies, practices, and performance, supported health programs for employees and the local communities, enhanced environmental stewardship and reclamation, sponsored educational scholarships and job skills training programs, funded community cultural events and infrastructure improvements, and supported charitable causes. As a result, we won several safety awards in mine rescue and first aid competitions in the state of Durango, received a certificate of health for Guanaceví from the Durango state Secretary of Health, and received national sustainability awards for Bolanitos and El Cubo.

Looking ahead, we have forecasted another year of sustainable growth for 2013. Our goals are to become bigger and better yet, by continuing our growth to senior status (defined as producing 10 million ounces of silver per year), focusing on cost reduction, boosting free cash flow, and creating lasting value for stakeholders.

At Guanaceví, production should remain steady at 1,400 tonnes per day in 2013, while we drill out last year’s Milache discovery. We expect to make a decision about mine development at Milache by year-end, so initial production can start by the end of 2014.

At Bolañitos, the plant is operating at its capacity of 1,600 tonnes per day, but the mine is capable of providing up to 2,000 tonnes per day. We recently secured two commercially competitive contracts to sell Bolañitos silver and gold concentrates, which will facilitate higher production in 2013.

At El Cubo, we plan to operate at 1,200 tonnes per day this year, until exploration success allows us to fill the new plant to its capacity of 1,600 tonnes per day. Its footprint allows room for another expansion to 2,000 tonnes per day. Given that we have just begun to test several old and new targets at El Cubo, we view the property as having excellent potential for new and larger ore-bodies.

We will continue to unfold the full potential of Endeavour’s exploration project portfolio. Endeavour plans to spend up to $16.3 million on exploration at our three operating mines and five district-scale exploration properties in 2013. We have budgeted up to 78,500 metres of drilling in approximately 100 to 200 holes at approximately 24 exploration targets, in addition to all of the underground mine infill drilling we have planned. Every year, we aim to acquire and explore new properties, make new discoveries, and fast-track them to production. This year, we’ll continue to aggressively explore our property portfolio, focusing on the emerging high-grade silver and gold discovery in the Terronera vein on the San Sebastián property in Jalisco.

I hope you enjoy reading our forthcoming 2012 Annual Review, which includes our first sustainability review, to gain more insight into the principles on which Endeavour was founded, who we are, and what we do. It helps explain our commitment to pursue consistently high standards of integrity as we conduct our business.

We are a company built on great people and great ideas. It has taken an incredible team effort to grow Endeavour Silver into the company it is today. We value our relationships with all of our stakeholders in this endeavour, and thank you for your ongoing commitment and support.

Bradford Cooke

Chief Executive Officer

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